Private Placement Insurance Products, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues		
Commissions	$	915,272
Total revenues		915,272
Expenses		
Employee compensation and benefits		142,253
Commission		465,508
Professional fees		33,757
Occupancy expense		37,165
Other operating expenses		122,917
Total expenses		801,600
Net income (loss) before income tax provision		113,672
Income tax provision		3,300
Net income (loss)	$	110,372

The accompanying notes are an integral part of these financial statements.